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As filed with the Securities and Exchange Commission on February 3, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SCIENTIFIC GAMES CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7373 (Primary Standard Industrial Classification Code Number)	81-0422894 (I.R.S. Employer Identification No.)

750 Lexington Avenue, 25th Floor
New York, New York 10022
(212) 754-2233
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant's Principal Executive Offices)

Martin E. Schloss, Esq.
Scientific Games Corporation
750 Lexington Avenue, 25th Floor
New York, New York 10022
(212) 754-2233
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copy to:

Peter G. Smith, Esq.
Kramer Levin Naftalis & Frankel LLP
919 Third Avenue
New York, New York 10022
(212) 715-9100

        Approximate date of commencement of proposed sale to the public:    At such time or times as may be determined by the selling stockholders following the effectiveness of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Class A common stock, par value $.01 per share	26,348,291	$15.05(2)	$396,541,779.55	$50,241.85

(1)
Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the "Securities Act"), and exclusive of any accrued interest, if any.

(2)
Estimated, solely for the purpose of calculating the registration fee, pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), based on the average of the high and low sales prices for our common stock reported on the Nasdaq National Market on February 2, 2004, which is within five (5) business days prior to the date of this Registration Statement.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus
Subject to Completion,
DATED February 3, 2004

SCIENTIFIC GAMES CORPORATION

26,348,291 SHARES OF CLASS A COMMON STOCK

        The selling stockholders listed on page 11 of this prospectus may offer and sell from time to time under this prospectus and supplements to this prospectus a total of 26,348,291 shares of our Class A common stock issuable upon conversion of our Series A Convertible Preferred Stock. Unless otherwise indicated, references in this prospectus to our common stock mean our Class A common stock.

        Our common stock is traded on the Nasdaq National Market under the symbol "SGMS". On February 2, 2004, the last sale price for our common stock reported on the Nasdaq National Market was $15.44 per share.

        Investing in our common stock involves certain risks. See the section of this prospectus entitled "Risk Factors" beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The information in this prospectus is not complete and may be changed. Neither we not the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus constitutes a public offering of the securities offered hereby only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. None of the Securities and Exchange Commission, the Nevada State Gaming Board, the Nevada Gaming Commission, any state securities commission, any similar authority in Canada, or any other regulatory agency of any other jurisdiction has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or the investment merits of the securities offered hereby. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 3, 2004.

TABLE OF CONTENTS

AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE	i
FORWARD-LOOKING STATEMENTS	ii
PROSPECTUS SUMMARY	iii
RISK FACTORS	1
USE OF PROCEEDS	11
SELLING STOCKHOLDERS	11
PLAN OF DISTRIBUTION	14
DESCRIPTION OF CAPITAL STOCK	14
LEGAL MATTERS	19
EXPERTS	19
RECENT DEVELOPMENTS	20

AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE

        We have filed a registration statement (which term includes any amendments to the registration statement) with the Securities and Exchange Commission, or SEC, on Form S-3 under the Securities Act of 1933, as amended, covering the common stock to be sold under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, to which reference is hereby made. Each statement made in this prospectus referring to a document filed as an exhibit or schedule to the registration statement is not necessarily complete and is qualified in its entirety by reference to the exhibit or schedule for a complete statement of its terms and conditions.

        We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC under the Securities Exchange Act of 1934, as amended. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

        We provide public access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports, which may be accessed free of charge on our website at the following address: http://www.scientificgames.com/SGCorp/latestfilings aqc.asp. These documents are provided as soon as practicable after filing with the SEC, although not generally on the same day.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. We are not making, nor will we make, an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        The SEC allows us to "incorporate by reference" the information we have previously filed with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering and sale is complete:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed March 24, 2003;

  •
  Amendment No. 1 on Form 10-K/A to our Annual Report for the fiscal year ended December 31, 2002, filed March 25, 2003;

  •
  Amendment No. 2 on Form 10-K/A to our Annual Report for the fiscal year ended December 31, 2002, filed April 30, 2003;

  •
  Amendment No. 3 on Form 10-K/A to our Annual Report for the fiscal year ended December 31, 2002, filed August 14, 2003;

  •
  our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, filed May 9, 2003;

i

  •
  Amendment No. 1 on Form 10-Q/A to our Quarterly Report for the three months ended March 31, 2003, filed August 14, 2003;

  •
  our Quarterly Report on Form 10-Q for the three months ended June 30, 2003, filed August 14, 2003;

  •
  our Quarterly Report on Form 10-Q for the three months ended September 30, 2003, filed November 14, 2003;

  •
  our Current Report on Form 8-K, filed January 24, 2003;

  •
  Amendment on Form 8-K/A, filed March 25, 2003, to our Current Report on Form 8-K filed January 24, 2003;

  •
  our Current Report on Form 8-K, filed May 23, 2003;

  •
  Amendment on Form 8-K/A, filed May 28, 2003, to our Current Report on Form 8-K filed May 23, 2003;

  •
  our Current Report on Form 8-K, filed August 1, 2003;

  •
  our Current Report on Form 8-K, filed November 3, 2003;

  •
  our Current Report on Form 8-K, filed November 13, 2003;

  •
  Amendment on Form 8-K/A, filed November 24, 2003, to our Current Report on Form 8-K filed November 13, 2003;

  •
  our Current Report on Form 8-K, filed February 2, 2004; and

  •
  all other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to above.

        We will furnish to each person, including any beneficial owner, to whom this prospectus is delivered, without charge, a copy of any or all of the information that has been incorporated by reference (including any exhibits that are specifically incorporated by reference in that information) upon oral or written request to:

Scientific Games Corporation
750 Lexington Avenue, 25th Floor
New York, New York 10022
(212) 754-2233
Attn: Corporate Secretary

FORWARD-LOOKING STATEMENTS

        Certain statements contained in this prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "estimate," "intend," "continue," "believe," "expect" or "anticipate" or the negatives thereof, variations thereon or similar terminology. The forward-looking statements contained in this prospectus are generally located in the material set forth under the headings "Prospectus Summary" and "Risk Factors", but may be found in other locations as well. These forward-looking statements generally relate to plans and objectives for future operations and are based upon management's reasonable estimates of future results or trends. Although we believe that the plans and objectives reflected in or suggested by such forward-looking statements are reasonable, such plans or objectives may not be achieved. Actual results may differ from projected results due, but not limited, to unforeseen developments, including developments relating to the following:

  •
  the availability and adequacy of our cash flow to satisfy our obligations, including our debt service obligations and our need for additional funds required to support capital improvements, development and acquisitions;

  •
  economic, competitive, demographic, business and other conditions in our local and regional markets;

  •
  changes or developments in the laws, regulations or taxes in the gaming and lottery industries;

  •
  actions taken or omitted to be taken by third parties, including customers, suppliers, competitors, members and shareholders, as well as legislative, regulatory, judicial and other governmental authorities;

  •
  changes in business strategy, capital improvements or development plans, or changes in personnel or their compensation, including federal, state and local minimum wage requirements;

  •
  an inability to renew or early termination of our contracts;

  •
  an inability to engage in future acquisitions;

  •
  the loss of any license or permit, including the failure to obtain an unconditional renewal of a required gaming license on a timely basis;

  •
  resolution of any pending or future litigation in a manner adverse to us; and

  •
  the other factors discussed under "Risk Factors" or elsewhere in this prospectus.

        You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing factors. These forward-looking statements speak only as of the date of the document in which they are made. We disclaim any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances on which the forward-looking statement is based.

        As you read this prospectus, you should also note the following: This prospectus contains various references to industry market data and certain industry forecasts. The industry market data and industry forecasts were obtained from publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Similarly, industry forecasts, while we believe them to be accurate, have not been independently verified by us and we do not make any representation as to the accuracy of that information.

PROSPECTUS SUMMARY

        This summary highlights selected information from this prospectus. It does not contain all of the information that is important to you. You should carefully read and review this entire prospectus, including the section entitled "Risk Factors" beginning on page 2, as well as the documents incorporated by reference in this prospectus, before making an investment decision. Unless the context indicates otherwise, all references to "Scientific Games," "we," "our," "ours," "us" and "the Company" refer to Scientific Games Corporation and its consolidated subsidiaries after giving effect to the September 6, 2000 acquisition by Autotote Corporation of Scientific Games Holdings Corp. and to Autotote Corporation and its consolidated subsidiaries prior to the completion of the acquisition. "SGHC" refers to Scientific Games Holdings Corp. and its consolidated subsidiaries. "International" refers to non-United States jurisdictions. "On-line" lottery refers to a computerized system in which lottery terminals in retail outlets are continuously connected to a central computer system for the sale and validation of lottery tickets and related functions. "OTB" refers to off-track betting facilities, including those owned and operated by our subsidiaries Autotote Enterprises, Inc.

(in Connecticut) and Autotote Nederland B.V. (in The Netherlands). "Handle" is an industry term for gross wagering dollars for a location or an event, depending on the context. In connection with the acquisition of SGHC, we changed our fiscal year from an October 31 year-end to a calendar year-end, beginning with the year ended December 31, 2001. On April 27, 2001, Autotote Corporation changed its name to Scientific Games Corporation. On January 29, 2002, we transferred the listing for our Class A common stock to the Nasdaq National Market from the American Stock Exchange and changed our trading symbol to "SGMS".

        This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

About the Company

        We are a leading worldwide provider of services, systems and products to both the instant ticket lottery industry and the pari-mutuel wagering industry, based on revenues. We believe that we offer our customers the widest array of some of the most technologically advanced products and services in each of these industries. We also believe that we are the world's only fully integrated lottery service provider, offering lottery authorities on-line lottery systems, instant tickets and related facilities management, or cooperative services, programs, which effectively enable such authorities to outsource all of their instant ticket operations to us.

        We operate in four business segments: Lottery Group, Pari-mutuel Group, Venue Management Group and Telecommunications Products Group.

        Our Lottery Group's instant ticket and related services business is the industry leader in the United States, with approximately 65% of all retail sales. Our Lottery Group also provides sophisticated, customized computer software, equipment, and data communication services to lottery authorities for on-line and instant ticket games. Our Pari-mutuel Group is a leading worldwide provider of computerized wagering systems to the pari-mutuel wagering industry and has an approximate 65% share of the estimated $20 billion of North American racing industry Handle. Our Venue Management Group owns or operates OTBs in Connecticut and The Netherlands, from which we earn a significantly higher percentage of the Handle than we earn by providing services to third-party operators. Finally, our Telecommunications Products Group is a leading manufacturer of prepaid phone cards in Europe, with approximately 20% of the European market for prepaid cellular phone cards, and is the largest supplier of paper-based prepaid phone cards in the world.

        Our headquarters are located at 750 Lexington Avenue, 25th Floor, New York, New York 10022, and our telephone number is (212) 754-2233.

RISK FACTORS

        You should carefully consider the following risks, as well as the other information contained in this prospectus, before investing in shares of our common stock. If any of the following risks actually occurs, our business, financial condition, operating results or prospects could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. You should refer to the information set forth in this prospectus and our financial statements and the related notes included in this prospectus.

Risks Related to Our Business

We Operate in Highly Competitive Industries and Our Success Depends on Our Ability to Effectively Compete with Numerous Domestic and Foreign Lottery and Pari-mutuel Businesses

        The instant ticket and on-line lottery businesses are highly competitive. We face competition from a number of domestic and foreign instant ticket manufacturers, on-line lottery system providers and other competitors, some of which have substantially greater financial resources than we do. We continue to operate in a period of intense price-based competition. The award of contracts by state officials is influenced by factors including price, the ability to optimize lottery revenues through game design, technical capability, marketing capability and applications, the quality, dependability and upgrade capability of the network, production capacity, the security and integrity of the vendor's production operations, the experience, financial condition and reputation of the vendor and the satisfaction of other requirements and qualifications that lottery authorities may impose. Contract awards by lottery authorities are sometimes challenged by unsuccessful competitors, which can result in protracted legal proceedings that can result in delayed implementation or cancellation of the award. The future success of our lottery business will also depend, in part, on the success of the lottery industry in attracting and retaining players in the face of increased competition for these players' entertainment dollars, as well as our own success in developing innovative products and systems to achieve this goal. Our failure to achieve this goal could divert gaming activity from our lottery operations.

        The market for pari-mutuel wagering services is also competitive, and certain of our competitors may have substantially greater financial and other resources than we do. We compete primarily on the basis of the design, performance, reliability and pricing of our products as well as customer service. Our pari-mutuel customers face significant competition from other operators in the pari-mutuel business, other gaming venues such as casinos and state- sponsored lotteries and other forms of legal and illegal gaming. The continuing popularity of horse racing is important to the growth and operating results of our pari-mutuel business. Competition from sporting events and other forms of entertainment, and casinos, sports wagering services and other non-racetrack gaming operators, may reduce the attendance, and amounts wagered, at our customers' horse racing facilities, which could divert wagering activity away from our pari-mutuel customers.

        While we have exclusive licenses for our OTB operations in Connecticut and The Netherlands, our revenues may be adversely affected by competition for the consumer's wagering and entertainment dollar. Our venue management business competes with other pari-mutuel operations as well as other forms of gaming and other entertainment. Competition for wagers comes from casinos, racetracks, lotteries and other forms of legal and illegal gambling. Other gaming competitors operate in our licensed markets and in surrounding areas and compete for our customers, and additional competitors could be licensed, or existing regulations could be changed, so as to divert wagering activity from our OTB operations.

        The market for prepaid phone cards is highly fragmented, but competition comes from other instant ticket lottery printers utilizing similar lottery security and printing technologies, as well as alternative printing and non-printing technologies. Our telecommunications products operations compete with other printing companies on the basis of price, availability, product features and product security. There is competition within our class of products and other technologies to provide the desired functionality. There are alternative technologies, such as smart cards, to provide the funding of telephone services. Moreover, the cellular telephone industry is undergoing significant growth and rapid technology changes such that other technologies, including electronic commerce, could impact our growth opportunities and our customer relationships. Further, increasing price competition in the prepaid phone card business may continue to negatively affect our operating margins.

        The markets for all of our products and services are also affected by changing technology, new legislation and evolving industry standards. Our ability to anticipate such changes and to develop and introduce new and enhanced products and services on a timely basis will be a significant factor in our ability to expand, remain competitive, attract new customers and retain existing contracts.

        We can give you no assurance that we will achieve the necessary technological advances, have the financial resources, introduce new products or services on a timely basis or otherwise have the ability to effectively compete in these markets.

We Are Heavily Dependent on Our Ability to Renew Our Long-Term Contracts with Our Customers in the Lottery and Pari-mutuel Businesses, and We Could Lose Substantial Revenue If We Are Unable to Renew Certain of Our Contracts

        Generally, our lottery contracts are for initial terms of one to seven years, with optional renewal periods. Upon the expiration of a lottery contract, including any extensions thereof, lottery authorities may award new contracts through a competitive bidding process. Contracts representing a substantial majority of our annual revenues from lottery contracts are scheduled to expire or reach optional extension dates during the next three years.

        Lottery contracts typically permit a lottery authority to terminate the contract at any time for failure to perform or other specified reasons without penalty. In addition, lottery contracts to which we are a party frequently contain exacting implementation schedules and performance requirements. Failure to meet these schedules and requirements may result in substantial monetary liquidated damages, as well as possible contract termination. We are also required by certain of our lottery customers to provide surety, or performance, bonds. Because of financial and economic events that have occurred since the September 11, 2001 attack, the bond market has been experiencing unusual contraction. Because of this, we cannot assure you that we will continue to be able to obtain performance bonds on commercially reasonable terms or at all. Our inability to provide such bonds would materially and adversely affect our ability to renew existing or obtain new lottery contracts.

        Our contracts for the provision of pari-mutuel wagering services are typically for initial terms of five years. Contracts accounting for a majority of our current annual pari-mutuel revenues are scheduled to expire during the next three years. There can be no assurance that our current lottery or pari-mutuel contracts will be extended or that we will be awarded new lottery or pari-mutuel contracts as a result of competitive bidding processes in the future.

        The termination, expiration or failure to renew one or more of our contracts could cause us to lose substantial revenue.

Our Ability to Bid on New Contracts Is Dependent upon Our Ability to Fund Required Up-Front Capital Expenditures through Our Cash from Operations or through Access to Capital Markets

        Our pari-mutuel and lottery contracts generally require significant up-front capital expenditures for terminal assembly, software customization and implementation, systems and equipment installation and telecommunications configuration. Historically we have funded these up-front costs through cash flows generated from operations, available cash on hand and borrowings under our credit facilities. Our ability to continue to procure new contracts will depend on, among other things, our then present liquidity levels or our ability to obtain additional financing at commercially acceptable rates to finance the initial up-front costs. If we are unable to obtain financing for these up-front costs on favorable terms or at all, we may not be able to bid on certain contracts, which could restrict our ability to grow and have a material adverse effect on our future profitability.

Our Business Depends on the Protection of Our Intellectual Property and Proprietary Information

        We believe that our success depends, in part, on protecting our intellectual property in the U.S. and in foreign countries. Our intellectual property includes certain patents and trademarks relating to our instant ticket games and wagering systems, as well as proprietary or confidential information that is not subject to patent or similar protection. Our intellectual property protects the integrity of our games, systems, products and services, which is a core value of the industries in which we operate. For example, our intellectual property is designed to ensure the security of the printing of our instant lottery tickets and pre-paid phone cards and provides simple and secure validation of our lottery tickets. Competitors may independently develop similar or superior products, software, systems or business models. In cases where our intellectual property is not protected by an enforceable patent, such independent development may result in a significant diminution in the value of our intellectual property.

        We cannot assure you that we will be able to protect our intellectual property. We enter into confidentiality or license agreements with our employees, vendors, consultants, and, to the extent legally permissible, our customers, and generally control access to, and the distribution of, our game designs, systems and other software documentation and other proprietary information, as well as the designs, systems and other software documentation and other information we license from others. Despite our efforts to protect these proprietary rights, unauthorized parties may try to copy our gaming products, business models or systems, use certain of our confidential information to develop competing products, or develop independently or otherwise obtain and use our gaming products or technology, any of which could have a material adverse effect on our business. Policing unauthorized use of our technology is difficult and expensive, particularly because of the global nature of our operations. The laws of other countries may not adequately protect our intellectual property.

        We cannot assure you that our business activities, games, products and systems will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. Any such claims and any resulting litigation, should it occur, could subject us to significant liability for damages and could result in invalidation of our proprietary rights, distract management, and/or require us to enter into costly and burdensome royalty and licensing agreements. Such royalty and licensing agreements, if required, may not be available on terms acceptable to us, or may not be available at all. In the future, we may also need to file lawsuits to defend the validity of our intellectual property rights and trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources.

        We rely on products and technologies that we license from third parties. We cannot assure you that these third-party licenses, or the support for such licenses, will continue to be available to us on commercially reasonable terms.

Our Business Competes on the Basis of the Security of Our Systems and Products

        We believe that our success depends, in part, on providing secure products and systems to our vendors and customers. Attempts to penetrate security measures may come from various combinations of customers, retailers, vendors, employees and others. We constantly assess the adequacy of our security systems to protect against any material loss to any of our customers.

        Notwithstanding the foregoing, our wholly owned pari-mutuel wagering subsidiary, Autotote Systems, Inc., experienced a breach of security by an employee who altered betting data on previously placed wagering tickets—the $3 million "winning" wager on the races constituting the Pick Six at the

Breeders' Cup at Arlington Park in Illinois on October 26, 2002, as well as two other multiple-race wagers from earlier in the month. The employee also engaged in a scheme whereby he used his authorized access to duplicate uncashed winning tickets.

        During our review of the Breeders' Cup Pick Six wager, we discovered evidence of the employee's wrongdoing before any financial loss to bettors occurred and immediately terminated the employee.

        Following the Breeders' Cup incident, we and the other pari-mutuel industry totalizator companies agreed to industry-wide security improvements, including the installation of software necessary to scan all wagering pools in connection with multi-race wagers after each race of a multi-race wager. We have completed the installation of that software. We and the other totalizator companies also agreed to permit an audit of our respective computer security and procedures by Ernst & Young. We also engaged Kroll, Inc., a leading worldwide risk mitigation and security company, to conduct a separate review of our physical security, operational controls, hiring practices and internal compliance. In addition, we have independently committed to, and have begun, the deployment of a new control system to operate every one of our totalizator systems. This independent system runs in parallel with our computers, records data in real time and allows for a review by a third party of all data against the live system.

        On August 16, 2003, the National Thoroughbred Racing Association's Wagering Technology Working Group and Giuliani Partners jointly issued a report that stated that the unlawful activities of our former employee appeared to be an isolated event and that the additional security measures put into place after the Breeders' Cup incident have been effective means for improving wagering security and providing deterrence against similar types of crime.

        On December 9, 2003, we announced that we established a cooperative working relationship with The Jockey Club intended to seek to improve the capabilities and technology of the pari-mutuel industry's wagering systems and to provide the pari-mutuel industry with a more secure wagering infrastructure. We expect that the new system will be able, among other things, to transmit wagering transaction detail in real time to any independent, industry-owned central database for real-time security monitoring and industry-wide information management.

        In 2002, we incurred approximately $1.1 million of costs related to the former employee's malfeasance in connection with the Breeders' Cup incident, and in 2003 we incurred approximately $300,000 of costs in connection with the incident. Although we believe that future losses, if any, that may arise from this matter will not result in a material adverse effect on our consolidated financial position or results of operations, it is not feasible to predict with certainty, and there can be no assurance that our business might not be materially affected or that other security breaches will not occur.

        In our lottery business, we employ numerous security safeguards, including bar coding and providing additional layers of protection in our instant tickets, which security technology we also incorporate in our prepaid phonecards. We have effected security measures in the areas of ticket specifications, production, packaging, delivery, distribution and accounting. We also incorporate computer function safeguards, including secure ticket data, control number encryption, winner file data, and ticket stock control, in our data processing and in the computer operations phase. In addition, we also retain a major public accounting firm to perform agreed upon security procedures for each game produced before it is sent to the customer.

        As the incidence and severity of publicly reported cases of physical and computer crime continue, major lotteries periodically reassess key security questions concerning the vulnerability of lottery games. Although we have not uncovered any practical, economically feasible way to breach the security of our instant tickets or on-line lottery games that could result in a material loss to any of our customers, we cannot assure you that security breaches will not occur.

The Lottery and Pari-mutuel Industries Are Subject to Strict Government Regulations That May Limit Our Existing Operations and Have a Negative Impact on Our Ability to Grow

        In the U.S. and many other countries, wagering and lotteries must be expressly authorized by law. Once authorized, the wagering industry and the ongoing operations of lotteries are subject to extensive and evolving governmental regulation. We can give you no assurance that the operation of pari-mutuel wagering facilities, lotteries, video gaming industry machines, Internet gaming or other forms of wagering or lottery systems will be approved by additional jurisdictions or that those jurisdictions in which these wagering and lottery activities are currently permitted will continue to permit such activities.

        We are required to obtain and maintain licenses from various state and local jurisdictions in order to operate certain aspects of our lottery and pari-mutuel businesses. There can be no assurance that we will be able to renew any of our licenses, and the loss or non-renewal of any of our licenses could have a material adverse effect on our business. Lottery authorities generally conduct an intensive investigation of the winning vendor and its employees prior to and after the award of a lottery contract. Lottery authorities with which we do business may require the removal of any of our employees deemed to be unsuitable and are generally empowered to disqualify us from receiving a lottery contract or operating a lottery system as a result of any such investigation. Some jurisdictions also require extensive personal and financial disclosure and background checks from persons and entities beneficially owning a specified percentage (typically 5% or more) of our securities. The failure of these beneficial owners to submit to such background checks and provide required disclosure could jeopardize the award of a lottery contract to us or provide grounds for termination of an existing lottery contract. Additional restrictions are often imposed by international jurisdictions in which we market our lottery systems on foreign corporations, such as us, seeking to do business in such jurisdictions. Similar restrictions and considerations are also applicable to our pari-mutuel business.

        There also have been and may continue to be investigations of various types, including grand jury investigations, conducted by governmental authorities into possible improprieties and wrong-doing in connection with efforts to obtain and/or the awarding of lottery contracts and related matters. As such investigations frequently are conducted in secret, we may not necessarily know of the existence of an investigation which might involve us. Because our reputation for integrity is an important factor in our business dealings with lottery and other governmental agencies, a governmental allegation or a finding of improper conduct on our part or attributable to us in any manner could have a material adverse effect on our business, including our ability to retain existing contracts or to obtain new or renewal contracts. In addition, any adverse publicity resulting from such an investigation could have a material adverse effect on our reputation and business.

        Currently, account wagering operations, through which pari-mutuel customers place wagers by phone or via the Internet on thoroughbred, harness or greyhound racing, may be conducted only from certain jurisdictions and only through licensed wagering operators in certain jurisdictions. The licensing process can be both lengthy and costly, and we may not be successful in obtaining required licenses, registrations, permits and approvals or renewals of any of the foregoing. In addition, expansion of our account wagering operations will be limited unless more states amend their laws to permit account wagering. Statutory amendments necessary to permit account wagering may not be passed, and statutory amendments adverse to our current account wagering operations may be passed. Furthermore, while we believe that our current and planned business activities comply with all applicable laws, law enforcement authorities in certain jurisdictions have opposed the expansion of wagering via telephone and the Internet and state regulators have expressed concerns to us regarding such wagering by their citizens through racetracks serviced by our pari-mutuel wagering systems. We cannot assure you that our activities or the activities of our customers will not become the subject of any law enforcement proceeding or that any such proceeding would not have a material adverse impact on us or our business plans.

        In December 2000, Congress enacted legislation authorizing patrons to place pari-mutuel wagers, where lawful in each state involved, by "telephone or other electronic media" with off track betting systems in the same or different state. Regulatory authorities continue to review and interpret this legislation, which amended the federal Interstate Horseracing Act of 1978. New legislation may be enacted that would impose other restrictions on telephone and Internet wagering operations, and we are unable to predict whether such interpretations or legislation, if any, would have a material adverse impact on us.

        While we believe that our current and planned business activities comply with all applicable laws, law enforcement authorities in certain jurisdictions have opposed the expansion of wagering via telephone and the Internet and state regulators have expressed concerns to us regarding such wagering by their citizens through racetracks serviced by our pari-mutuel wagering systems. We cannot assure you that our activities or the activities of our customers will not become the subject of any law enforcement proceeding or that such proceeding, if any, would not have a material adverse impact on us or our business plans. Additionally, although we believe that the December 2000 amendment to the federal Interstate Horseracing Act of 1978 clarifies that account wagering, off-track betting and inter-track simulcasting, as currently conducted by the U.S. horse racing industry, are authorized under U.S. federal law, the amendment may not be interpreted in this manner by all concerned. We cannot assure you that we can continue to conduct our pari-mutuel, account wagering, OTB and race simulcasting operations in all of the jurisdictions in which we currently operate or that a discontinuation of any of these operations would not have a material adverse impact on us or our business plans.

        We have developed and implemented an extensive internal compliance program in an effort to ensure that we comply with legal requirements imposed in connection with our wagering-related activities, as well as legal requirements generally applicable to all publicly traded corporations. The compliance program is run on a day-to-day basis by a full-time compliance officer and is overseen by the Compliance Committee authorized by our Board of Directors. While we are firmly committed to full compliance with all applicable laws, there can be no assurance that such steps will prevent the violation of one or more laws or regulations, or that a violation by us or an employee will not result in the imposition of a monetary fine or suspension or revocation of one or more of our licenses.

Gaming Opponents Persist in Their Efforts to Curtail the Expansion of Legalized Gaming, Which, If Successful, Could Limit Our Existing Operations

        We can give you no assurance that this opposition will not succeed in preventing the legalization of gaming in jurisdictions where these activities are presently prohibited or prohibiting or limiting the expansion of gaming where it is currently permitted, in either case to the detriment of our business, financial condition, results and prospects.

Our Ability to Successfully Complete Future Acquisitions of Gaming and Related Businesses Could Limit Our Future Growth

        Part of our corporate strategy is to continue to pursue expansion and acquisition opportunities in gaming and related businesses, such as our acquisition of IGT OnLine Entertainment Systems, Inc. (see "Recent Developments"), and we could face significant challenges in managing and integrating the expanded or combined operations including acquired assets, operations and personnel. We cannot assure you that acquisition opportunities will be available on acceptable terms or at all or that we will be able to obtain necessary financing or regulatory approvals. Our ability to succeed in implementing our strategy will depend to some degree upon the ability of our management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt our ongoing business and distract management from other responsibilities.

Our Revenues Fluctuate Due to Seasonal, Weather and Other Variations and You Should Not Rely upon Our Quarterly Operating Results as Indications of Future Performance

        Our pari-mutuel service revenues are subject to seasonal and weather variations. The first and fourth quarters of the calendar year traditionally comprise the weakest season for our pari-mutuel wagering service revenue. As a result of inclement weather during the winter months, a number of racetracks do not operate and those that do operate often experience missed racing days. This adversely affects the amounts wagered and our corresponding service revenues. Wagering equipment sales and software license revenues usually reflect a limited number of large transactions, which do not recur on an annual basis. Consequently, revenues and operating results can vary substantially from period to period as a result of the timing of revenue recognition for major equipment sales and software license revenue. In addition, instant ticket and prepaid phone card sales may vary depending on the season and timing of contract awards, changes in customer budgets, ticket inventory levels, lottery retail sales and general economic conditions.

We Are Dependent on Suppliers and Contract Manufacturers, and Any Failure of These Parties to Meet Our Performance and Quality Standards or Requirements Could Cause Us to Incur Additional Costs or Lose Customers

        Our production of instant lottery tickets and prepaid phone cards, in particular, depends upon a continuous supply of raw materials, supplies, power and natural resources. Our operating results could be adversely affected by an interruption or cessation in the supply of these materials.

        We simulcast live racing events by transmitting audio and/or video signals from one facility to a satellite for reception by wagering locations across the country. Our access to satellite service is provided pursuant to long-term contracts. The technical failure of the satellite through which we transmit substantially all of our racing events would require us to obtain other satellite access. We have no assurance of access to such other satellites, or if available, whether the use of such other satellites could be obtained on favorable terms or in a timely manner. While satellite failures are infrequent, the operation of the satellite is outside of our control. We have obtained insurance to cover any potential loss due to the failure of a satellite.

Foreign Markets—We Have Foreign Operations, Which Subjects Us to Additional Risks

        Our business in foreign markets subjects us to risks customarily associated with such activities, including:

  •
  currency fluctuations, which may or may not be hedged;

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  foreign withholding taxes on our subsidiaries' earnings that could reduce cash flow available to meet our required debt service and our other obligations;

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  the complexity of foreign laws, regulations and markets;

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  the impact of foreign labor laws and disputes; and

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  other economic, tax and regulatory policies of local governments.

        We cannot assure you that we will be able to operate successfully in any foreign market.

If Certain of our Key Personnel Leave Us, Our Business Will Be Significantly Adversely Affected

        We depend on the continued performance of A. Lorne Weil, our Chairman, President and Chief Executive Officer, and the members of our senior management team. Mr. Weil has extensive experience in the lottery and pari-mutuel businesses and has contributed significantly to the growth of our business. If we lose the services of Mr. Weil or any of our other senior officers and cannot find suitable replacements for such persons in a timely manner, it could have a material adverse effect on our business.

Failure to Perform Under Our Lottery Contracts May Result in Substantial Monetary Liquidated Damages, As Well As Contract Termination

        Our business subjects us to certain risks of litigation, including potential allegations that we have not fully performed under our contracts or that goods or services we supply are defective in some respect. Litigation is pending in Colombia arising out of the termination of certain Colombian lottery contracts in 1993. An agency of the Colombian government has asserted claims against certain parties, including our subsidiary Scientific Games International, Inc., or SGI, which owned a minority interest in the former operator of the Colombian national lottery. The claims are for, among other things, contract penalties, interest and the costs of a bond issued by a Colombian surety. SGI has been advised by Colombian counsel that it has various defenses on the merits as well as procedural defenses. Although we believe that any potential losses arising from this litigation will not result in a material adverse effect on our consolidated financial position or results of operations, it is not feasible to predict the final outcome, and there can be no assurance that this litigation might not be finally resolved adversely to us or result in material liability.

Risks Related to Our Capital Structure and This Offering

Stock Price Volatility—Our Stock Price Is Volatile, and You May Not Be Able To Resell Your Shares At or Above the Price You Pay for Them.

        The trading price of our Class A common stock has experienced, and may continue to experience, substantial volatility. Between January 1, 2003 and February 2, 2004, the closing price of our Class A common stock ranged from a low of $4.61 per share to a high of $17.91 per share. The market price of our Class A common stock could continue to fluctuate substantially due to a variety of factors, including:

  •
  quarterly fluctuations in results of operations;

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  fluctuations in the public equity markets in general;

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  legislative or regulatory developments adverse to our business or to the wagering industry in general;

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  negative publicity about us or about the wagering industry in general;

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  changes in or failure to meet earnings estimates by securities analysts;

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  sales of our common stock by existing stockholders or the perception that these sales may occur;

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  sales by us or other issuances, or the perception of potential sales or other issuances, of substantial amounts of our shares, including in connection with our future acquisitions; and

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  adverse judgments or settlements obligating us to pay damages.

        These factors could have a material adverse effect on the market price of our Class A common stock, regardless of our financial condition or operating results.

We Have Substantial Indebtedness, Which Reduces the Funds We Would Otherwise Have Available to Fund Our Operations and Which May Limit Our Ability to Incur Additional Indebtedness That We May Need to Operate or Grow Our Business

        We have a substantial amount of indebtedness and may incur additional indebtedness in the future. We have filed a so-called "shelf" registration statement on Form S-3 pursuant to which we could sell up to $500.0 million of debt securities. At September 30, 2003, our total outstanding indebtedness was approximately $356.4 million, including $65.6 million of our 12 1/2% Senior Subordinated Notes and $287.8 million of the Term B Loan under our revolving credit facility. Interest expense on our outstanding indebtedness was approximately $44.8 million for the year ended December 31, 2002, including approximately $2.3 million of non-cash charges, and was approximately $18.6 million for the nine months ended September 30, 2003, including approximately $1.1 million of non-cash charges. In connection with our acquisition of IGT OnLine Entertainment Systems, Inc., we amended and restated the credit agreement governing our senior credit facility, which amendment and restatement, among other things, increased the term loan under such facility by $175.0 million (see "Recent Developments"). Our substantial indebtedness could have important consequences for us, including the following:

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  we may have difficulty borrowing money in the future for working capital, capital expenditures, potential acquisition opportunities, general corporate purposes or other purposes;

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  a substantial portion of our cash flow from operations must be used to pay our interest expense and repay our indebtedness, which will reduce the funds that would otherwise be available to us to fund our operations, capital expenditures and future business opportunities and may limit our ability to implement our business strategy;

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  we may be vulnerable to economic downturns and adverse developments in our business, may be limited in our ability to withstand competitive pressures and may have reduced flexibility in responding to changing business, regulatory and economic conditions; and

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  the consummation of any highly leveraged transaction, reorganization, restructuring, merger or similar transaction could cause a material decline in the credit quality of any outstanding debt securities.

The Majority of Our Indebtedness Is in Variable Interest Rate Instruments, and We Are Exposed to Fluctuations In Interest Rates

        At September 30, 2003, approximately 82% of our debt, representing approximately $290.8 million of indebtedness, was in variable rate instruments. Consequently, we are exposed to fluctuations in interest rates. The effect of a 0.125% change in the interest rates associated with such variable rate debt would result in a change of approximately $364,000 per annum in our interest expense and cash flow assuming no change in our outstanding borrowings. After giving effect to our acquisition of IGT OnLine Entertainment Systems, Inc. and the amendment and restatement of the credit agreement governing our senior credit facility (see "Recent Developments"), approximately 88% of our debt, representing approximately $465.8 million of indebtedness, is in variable rate instruments, and the effect of a 0.125% change in the interest rates associated with our variable rate debt will result in a change of approximately $583,000 per annum in our annual interest expense and cash flow assuming no change in our outstanding borrowing.

We May Not Be Able to Generate Sufficient Cash Flow to Meet Our Debt Service Requirements

        We cannot assure you that our future cash flows, together with borrowing under our revolving credit facility, will be sufficient to meet our debt obligations and commitments. Our ability to generate cash flow from operations sufficient to make scheduled payments on our debt as they become due will depend on our future performance and our ability to implement our business strategy successfully. Our performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, most of which are beyond our control. In addition, there can be no assurance that future borrowings will be available to us under our revolving credit facility to meet our other debt obligations.

        Failure to pay interest expense or make scheduled principal payments would result in a default under the indenture governing our outstanding 12 1/2% Senior Subordinated Notes and under the credit agreement governing our senior credit facility. A payment default, if not waived, would result in acceleration of our debt, in which case the debt would become immediately due and payable. If this occurs, we may be forced to reduce or delay capital expenditures and implementation of our business strategy, sell assets, obtain additional equity capital or refinance or restructure all or a portion of our outstanding debt. In the event that we are unable to do so, we may be left without sufficient liquidity and we may be unable to repay our debt and our secured lenders will be able to foreclose on our assets. We may need to refinance all or a portion of our indebtedness on or before maturity. However, we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Covenant Restrictions in Our Senior Credit Facility and the Indenture Governing Our 12 1/2% Senior Subordinated Notes May Limit Our Ability to Operate Our Business

        Our senior credit facility, our indenture and certain of our other agreements regarding indebtedness contain, among other things, covenants that restrict our and certain of our subsidiaries' ability to finance future operations or capital needs or to engage in other business activities. In addition, the senior credit facility and the indenture governing our 12 1/2% Senior Subordinated Notes restrict, among other things, our and certain of our subsidiaries' ability to:

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  incur additional indebtedness;

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  pay dividends or distributions, or make certain other restricted payments;

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  purchase or redeem capital stock;

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  make investments and extend credit;

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  engage in certain transactions with affiliates;

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  engage in sale-leaseback transactions;

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  consummate certain asset sales;

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  effect a consolidation or merger or sell, transfer, lease, or otherwise dispose of all or substantially all of our assets; and

  •
  create certain liens and other encumbrances on our assets.

        In addition, our senior credit facility requires us to maintain specified financial ratios and satisfy certain financial condition tests which may require that we take action to reduce our indebtedness or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. We cannot assure you that we will meet those tests or that the lenders will waive any failure to meet those tests. A breach of any of these covenants would result in a default under the senior credit facility and the indenture. If an event of default under the senior credit facility occurs, the lenders could elect to declare all amounts outstanding under the senior credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the collateral we granted to them to secure the indebtedness under the senior credit facility.

Conversion of Our Series A Convertible Preferred Stock Would Result in Dilution to Holders of Our Common Stock

        If the holders of the outstanding shares of our Series A Convertible Preferred Stock convert their shares of preferred stock, we would be required to issue to such holders approximately 23.8 million additional shares of common stock. Conversion of the Series A Convertible Preferred Stock would result in dilution to holders of our common stock. The number of shares issuable is based on the current conversion price, which is also the maximum conversion price, and the amount of Series A Convertible Preferred Stock outstanding as of December 31, 2003. This amount will increase if we elect to pay future quarterly dividends on the Series A Convertible Preferred Stock in-kind in the form of additional shares. Dividends accrue at a rate of 6% per annum. The conversion price of the Series A Convertible Preferred Stock will decrease in the event the average 30 day per share market price, or AMP, of our common stock drops below $8.93 and will decrease further if the AMP drops below $5.10 and $4.63. The number of shares of common stock issuable upon conversion will increase as the conversion price decreases.

Holders of Our Series A Convertible Preferred Stock Exert Significant Influence over the Company and Make Decisions with Which Other Stockholders May Disagree

        Holders of our Series A Convertible Preferred Stock are entitled to vote, on an as-converted basis, along with the holders of our common stock on all matters on which holders of common stock are entitled to vote. In addition, holders of our Series A Convertible Preferred Stock currently are entitled to elect four of the ten (with nine currently in office) members of our Board of Directors (subject to certain waivers as to the right to elect one such director), and certain actions of the Company require the approval of such holders. (See "Description of Capital Stock".) As a result, these holders have the ability to exert significant influence over our business and may make decisions with which other stockholders may disagree, including, among other things, to delay, discourage or prevent a change of control of the Company or a potential merger, consolidation, tender offer, takeover or other business combination.

A Change of Control Could Result in the Acceleration of Our Debt Obligations

        A change of control (such as, for example, subject to certain exceptions, the acquisition of a majority of our outstanding voting stock by a third party) could result in the acceleration of both our senior credit facility and the obligation to offer to repurchase our outstanding 12 1/2% Senior Subordinated Notes. We cannot assure you that we will have sufficient funds at the time of a change of control to repay any indebtedness that is accelerated, or to fund any such repurchases, as a result of such change of control or that restrictions in our senior credit facility will allow such repurchases, and this would likely materially adversely affect our financial condition.

USE OF PROCEEDS

        The selling stockholders will receive all of the net proceeds from the sales of common stock pursuant to this prospectus, and the Company will receive none of the proceeds.

SELLING STOCKHOLDERS

        The selling stockholders may sell a total of up to 26,348,291 shares of common stock under this prospectus, which amount consists of the common stock underlying (a) all of the currently outstanding shares of our Series A Convertible Preferred Stock and (b) all of the additional shares of our Series A Convertible Preferred Stock that may be issued as paid-in-kind dividends through September 6, 2005, the date of such preferred stock's automatic conversion pursuant to its terms, assuming we elect to pay all quarterly dividends on the Series A Convertible Preferred Stock in kind through such date. The selling stockholders consist of the holders of our Series A Convertible Preferred Stock. One such selling stockholder, SGMS Acquisition Corporation, has pledged 255,760 shares of Series A Convertible Preferred Stock to each of JPMorgan Chase Bank, Bank of America, N.A. and HSBC Bank USA in connection with certain loans. In the event the relevant pledgee forecloses upon the pledged securities, such pledgee will be deemed to be a selling stockholder with respect to the common stock issuable upon conversion of such securities.

        The following table sets forth certain information about the selling stockholders for which we are registering common stock for resale to the public. To the best of our knowledge, none of the selling stockholders has any plan, arrangement, understanding, agreement or commitment to sell its securities. Within the past three years, the following persons have held the following positions or offices within Scientific Games, or have had the following material relationship with the Company during such time: (a) Ronald O. Perelman, a director of the Company, is a director, the chairman and chief executive officer and the sole stockholder of Mafco Holdings Inc., which is the sole stockholder of SGMS Acquisition Corporation, (b) Howard Gittis, a director of the Company, is a director and vice chairman of Mafco Holdings Inc., (c) Barry F. Schwartz, a director of the Company, is the executive vice president and general counsel of Mafco Holdings Inc. and (d) Peter A. Cohen, a director of the Company, is one of three managing members of C4S & Co., LLC, the sole managing member of Ramius Capital Group, LLC, which is the parent company of Ramius Securities, LLC. Messrs. Perelman, Gittis and Schwartz have been directors of Scientific Games since November 2003, and Mr. Cohen has been a director of Scientific Games since September 2000.

        The table below sets forth information regarding the beneficial ownership of our common stock by the selling stockholders. The information regarding the selling stockholders' beneficial ownership after the sales made pursuant to this prospectus assumes that all of the shares of common stock subject to sale pursuant to this prospectus shall have been sold. Each of the selling stockholders has provided the information set forth below relating to the number of shares such stockholder currently owns. The shares subject to sale pursuant to this prospectus may be offered from time to time, in whole or in part, by the selling stockholders or their transferees.

				Common Stock Beneficially Owned After the Sales
	Number of Shares of Common Stock Beneficially Owned Before Any Sale (1)
Selling Stockholders			Number of Shares of Common Stock Subject to Sale (1)
				Number**	Percent (2)
SGMS Acquisition Corporation	24,228,723	(3)	24,228,723	0	0
Appaloosa Arbitrage Fund Ltd.	1,453,453	(4)	1,453,453	0	0
Ramius Securities, LLC	1,500,675	(5)	666,115	822,910	1.3%

*
Less than 1%.
**
Assumes that the selling stockholders will sell all of their shares of common stock subject to sale pursuant to this prospectus. We cannot assure you that the selling stockholders will sell all or any of their shares of common stock.

(1)
The amounts shown as beneficially owned before any sale and the amounts shown as subject to sale include the shares of common stock issuable upon conversion of all of the currently outstanding shares of our Series A Convertible Preferred Stock. Such amounts also include all of the additional shares of our Series A Convertible Preferred Stock that may be issued as paid-in-kind dividends, or PIK Dividend Shares, through September 6, 2005, the date of such preferred stock's automatic conversion pursuant to its terms, assuming we elected to pay all quarterly dividends on the Series A Convertible Preferred Stock in-kind through such date.

(2)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes generally voting and/or investment power with respect to securities. Shares of common stock subject to warrants, options or convertible stock currently exercisable or convertible, or exercisable or convertible within 60 days of December 31, 2003, are deemed outstanding for the purpose of computing the percentage beneficially owned by the person holding such warrants, options or convertible stock but are not deemed outstanding for the purpose of computing the percentage beneficially owned by any other person.

(3)
The amount shown as beneficially owned before any sale and the amount shown as subject to sale consist of (a) 21,915,089 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock currently held by SGMS Acquisition Corporation and (b) 2,313,634 shares of common stock issuable upon conversion of the PIK Dividend Shares issuable to SGMS Acquisition Corporation through September 6, 2005, the date of such preferred stock's automatic conversion pursuant to its terms, assuming we elected to pay all quarterly dividends on the Series A Convertible Preferred Stock in-kind through such date. Ronald O. Perelman is the director and the chairman and chief executive officer of SGMS Acquisition Corporation, and Mr. Perelman is a director, the chairman and chief executive officer and the sole stockholder of Mafco Holdings Inc., which is the sole stockholder of SGMS Acquisition Corporation. In such capacities, Mr. Perelman exercises sole voting and dispositive power with respect to the shares subject to sale owned by SGMS Acquisition Corporation. For further information, please refer to the Schedule 13D filed by Mafco Holdings Inc. and SGMS Acquisition Corporation on November 26, 2003.

(4)
The amount shown as beneficially owned before any sale and the amount shown as subject to sale consist of (a) 1,314,730 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock currently held by Appaloosa Arbitrage Fund Ltd. and (b) 138,723 shares of common stock issuable upon conversion of the PIK Dividend Shares issuable to Appaloosa Arbitrage Fund Ltd. as of September 6, 2005, the date of such preferred stock's automatic conversion pursuant to its terms, assuming we elected to pay all quarterly dividends on the Series A Convertible Preferred Stock in-kind through such date. Mark A. Larkin, the director of Appaloosa Advisory Services Sàrl, Luxembourg, the Investment Advisor of Appaloosa Arbitrage Fund Ltd., exercises sole voting and dispositive power with respect to the shares subject to sale owned by Appaloosa Arbitrage Fund Ltd., which shares were acquired in the ordinary course of business.

(5)
The amount shown as beneficially owned before any sale includes, and the amount shown as subject to sale consists of, (a) 602,571 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock currently held by Ramius Securities, LLC and (b) 63,544 shares of common stock issuable upon conversion of the PIK Dividend Shares issuable to Ramius Securities, LLC as of September 6, 2005, the date of such preferred stock's automatic conversion pursuant to its terms, assuming we elected to pay all quarterly dividends on the Series A Convertible Preferred Stock in-kind through such date. The amount shown as beneficially owned before any sale and the amount shown as beneficially owned after the sales also include 250,000 shares of common stock issuable upon exercise of a warrant and 400,810 shares of common stock held by third party accounts managed by Ramius Securities, LLC. Peter A. Cohen, Morgan B.

  Stark and Thomas W. Strauss serve as the managing members of C4S & Co., LLC, the sole managing member of Ramius Capital Group, LLC, which is the parent company of Ramius Securities, LLC, and, as such, shares voting and dispositive power with respect to the shares subject to sale owned by Ramius Securities, LLC, which shares were acquired in the ordinary course of business.

PLAN OF DISTRIBUTION

        The selling stockholders or their pledgees, donees, transferees or other successors-in-interest may sell their common stock from time to time in transactions on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, in privately negotiated transactions, through the writing of options on the shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by the sale of the common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers for whom such broker-dealers may act as agent or to whom they may sell as principal, or both. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with sales of the common stock. As of the date of this registration statement, the selling stockholders have not entered into any underwriting arrangements.

        The selling stockholders and intermediaries through which the common stock is sold may be deemed "underwriters," within the meaning of the Securities Act of 1933, as amended, with respect to the common stock and any profits realized or commissions received may be deemed underwriting compensation.

        The selling stockholders may also pledge the common stock to a broker-dealer and upon default under such pledge the broker-dealer may effect sales of the common stock pledged pursuant to this prospectus. One such selling stockholder, SGMS Acquisition Corporation, has pledged 255,760 shares of Series A Convertible Preferred Stock to each of JPMorgan Chase Bank, Bank of America, N.A. and HSBC Bank USA in connection with certain loans. As described in "Selling Stockholders" above, in the event the relevant pledgee forecloses upon the pledged securities, such pledgee will be deemed to be a selling stockholder with respect to the common stock issuable upon conversion of such securities.

        In addition, the common stock covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus.

        In order to comply with the securities laws of certain states, if applicable, the common stock will be sold in such jurisdictions, if required, only through registered or licensed brokers or dealers.

        We will not receive any of the proceeds from the sale of the common stock by the selling stockholders. Pursuant to the 2000 Stockholders Agreement (as defined in "Description of Capital Stock" below), as supplemented, we have agreed to bear the expenses of registration of the common stock issuable upon conversion of our Series A Convertible Preferred Stock offered by the selling stockholders under federal and state securities laws, other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have also agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of: (1) 200,000,000 shares of common stock, including 199,300,000 shares of Class A common stock, par value $0.01 per share, and 700,000 shares of Class B Nonvoting common stock, par value $0.01 per share; and (2) 2,000,000 shares of preferred stock, par value $1.00 per share, including 1,600,000 shares of Series A Convertible Preferred Stock and 2,000 shares of Series B Preferred Stock.

        Our Class A common stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and is traded on the Nasdaq National Market.

Common Stock

        The Class A common stock and the Class B common stock entitle holders thereof to the same rights and privileges except as indicated below.

        The holders of Class A common stock are entitled to one vote for each share held on all matters to be voted on by our stockholders. Cumulative voting is not permitted. Holders of Class B common stock have no right to vote their shares on any matters to be voted on by our stockholders (except as otherwise provided by law).

        The holders of both classes of common stock are entitled to receive, and share ratably on a per share basis, dividends when, as and if declared by our Board of Directors out of funds legally available therefor; provided that, if dividends are declared which are payable in shares of Class A common stock or Class B common stock, such dividends will be payable at the same rate on both classes of common stock, and the dividends payable in shares of Class A common stock will be payable to the holders of Class A common stock, and the dividends payable in shares of Class B common stock will be payable to the holders of Class B common stock. Payment of cash dividends on the common stock may not be made without the consent of certain of our lenders.

        On our liquidation, dissolution or winding up, the holders of Class A common stock and the holders of Class B common stock are entitled to share ratably in our assets remaining after the payment of all liabilities, subject to the prior distribution rights of the holders of any of our preferred stock then outstanding. The holders of common stock do not have preemptive or other rights to subscribe for additional shares or other securities. The common stock is not subject to any redemption or sinking fund provisions. All of the issued and outstanding shares of common stock are fully paid and nonassessable.

        The shares of Class B common stock are convertible at any time into the same number of shares of Class A common stock. If we were to subdivide or combine shares of either class of common stock, a proportionate combination or subdivision of shares of the other class of common stock would also be required.

Preferred Stock

        Our Board of Directors is authorized, subject to any limitation prescribed by law and subject to the certificates of designations governing our existing preferred stock, from time to time to issue up to an aggregate of 398,000 shares of preferred stock in addition to the Series A Convertible Preferred Stock and Series B Preferred Stock currently authorized, in one or more series, each of such series to have such voting power, full or limited, if any, and such designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereon, as shall be determined by the Board of Directors in a resolution providing for the issuance of such preferred stock. The shares of any class or series of preferred stock need not be identical. Thus, any series may, if so determined by the Board of Directors, have such relative rights, preferences and limitations as the Board of Directors shall determine. As a result, the issuance of such preferred stock may have the effect of delaying, deferring or preventing a change in control without further action of the common stockholders and may adversely affect the voting and other rights of holders of Class A common stock.

        The Series A Convertible Preferred Stock is governed by a Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of Series A Convertible Preferred Stock of the Company (the "Series A Certificate of Designations") filed on September 6, 2000 with the Secretary of State of Delaware, and attached as Appendix A to and incorporated by reference in the Restated Certificate of Incorporation of the Company filed on March 20, 2003 with the Secretary of State of Delaware. The Series B Preferred Stock is governed by a Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of Series B Preferred Stock of the Company (the "Series B Certificate of Designations") filed on July 1, 2002 with the Secretary of State of Delaware, and attached as Appendix B to and incorporated by reference in the Restated Certificate of Incorporation of the Company filed on March 20, 2003 with the Secretary of State of Delaware. In addition, a stockholders' agreement dated as of September 6, 2000 between us and the holders of the Series A Convertible Preferred Stock addresses certain voting matters, rights of first refusal, registration rights and other matters (the "2000 Stockholders' Agreement"), and a supplemental stockholders' agreement dated as of June 26, 2002 between us and one of the holders of the Series A Convertible Preferred Stock supplements certain voting provisions contained in the 2000 Stockholders' Agreement. Further, we have entered into a letter agreement (the "Mafco Letter Agreement") dated October 10, 2003 and a waiver letter (the "Mafco Waiver") dated October 30, 2003, both with Mafco Holdings Inc. ("Mafco"), the sole stockholder of SGMS Acquisition Corporation, a selling stockholder and the holder of a majority in interest of the Series A Convertible Preferred Stock and the Series B Preferred Stock. The Mafco Letter Agreement and Mafco Waiver further supplement certain provisions of the 2000 Stockholders' Agreement, as supplemented by the supplemental stockholders' agreement.

        All of the issued and outstanding shares of Series A Convertible Preferred Stock and Series B Preferred Stock are fully paid and nonassessable.

        The Series A Certificate of Designations provides that:

  Dividends.    The Series A Convertible Preferred Stock pays dividends at a rate equal to 6% per annum, which are payable quarterly in-kind or, at our option, beginning on September 30, 2002, in cash. In the event cash dividends are paid on the common stock, the holders of the Series A Convertible Preferred Stock shall participate on an as-converted basis.

  Distributions.    In the event of any voluntary or involuntary liquidation, dissolution or other winding up of our affairs, before any payment or distribution shall be made to the holders of common stock, the holders of Series A Convertible Preferred Stock are entitled to be paid out of our assets in cash or property at its fair market value as determined by the Board of Directors one hundred dollars ($100) per share plus an amount equal to all dividends accrued and unpaid thereon to the date of such liquidation or dissolution or such other winding up.

  Redemption.    The Series A Convertible Preferred Stock is redeemable, in whole but not in part, at our option, at a purchase price of 105% of the outstanding issue amount plus accrued and unpaid dividends, subject to certain requirements.

  Conversion.

  •
  The holders have the right to convert all or any portion of their shares of Series A Convertible Preferred Stock into Class A common stock at any time at the conversion rate for the shares, which is calculated by dividing (i) $100 (the "liquidation preference" for each share of Series A Convertible Preferred Stock plus accrued and unpaid dividends) by (ii) the adjusted conversion price of $5.56. The conversion price is subject to further adjustment for certain dilutive issuances of common stock and to reset to no less than $4.63 based on Class A common stock market price minimums.

  •
  The Series A Convertible Preferred Stock will automatically convert into Class A common stock on September 6, 2005 at the conversion price then in effect.

  Voting Rights.

  •
  The holders of Series A Convertible Preferred Stock are entitled to vote, on an as-converted basis, along with the holders of Class A common stock on all matters on which holders of Class A common stock are entitled to vote.

  •
  The holders of Series A Convertible Preferred Stock, voting as a single class, have the right to elect up to four (4) directors to our Board of Directors, which consists of ten (10) members (with nine (9) currently in office).

  Ranking.    The Series A Convertible Preferred Stock ranks senior to all future preferred stock and all existing and future common stock.

        In addition, in the Series A Certificate of Designations it is stated that the affirmative consent of the holders of shares of Series A Convertible Preferred Stock that own more than 50% of the then-outstanding shares of Series A Convertible Preferred Stock (voting as a single class) is necessary for authorizing, effecting or validating:

  •
  any amendment, alteration or repeal of any of the provisions of the Series A Certificate of Designations;

  •
  any amendment, alteration or repeal of any of the provisions of our Certificate of Incorporation that would adversely affect the preferences, rights or powers of the Series A Convertible Preferred Stock;

  •
  any authorization, issuance or creation of (by reclassification or otherwise) any class or series (or any security of any class or series) of capital stock;

  •
  any increase in the size of the Board of Directors (except as required pursuant to the terms of the Series A Certificate of Designations);

  •
  any change in our state of incorporation;

  •
  any listing of the Class A common stock on a different exchange or national quotation system; and

  •
  any decision, or the entering into of any agreement, commitment or arrangement, to effect any of the foregoing.

        The Series A Certificate of Designations and the Series B Certificate of Designations currently give the holders of the Series A Convertible Preferred Stock and the Series B Preferred Stock the right to elect four directors if their aggregate ownership of Series A Convertible Preferred Stock (on an as-converted basis) equals or exceeds 22.5%, three directors if their aggregate ownership of Series A Convertible Preferred Stock equals or exceeds 17.5%, two directors if their aggregate ownership of Series A Convertible Preferred Stock equals or exceeds 10%, and one director if their aggregate ownership of Series A Convertible Preferred Stock equals or exceeds 5%, respectively, of the sum of the number of outstanding shares of common stock plus the number of shares of common stock into which or for which all outstanding securities convertible into or exercisable or exchangeable for common stock may be converted, exercised or exchanged. The 2000 Stockholders' Agreement, as supplemented by the supplemental stockholders agreement and the Mafco Letter Agreement, provides SGMS Acquisition Corporation with the right to designate and have appointed four directors if its aggregate ownership of common stock and Series A Convertible Preferred Stock (on an as-converted basis) equals or exceeds 20%, three directors if its aggregate ownership of common stock and Series A Convertible Preferred Stock equals or exceeds 16%, two directors if its aggregate ownership of common stock and Series A Convertible Preferred Stock equals or exceeds 9%, and one director if its aggregate ownership of common stock and Series A Convertible Preferred Stock equals or exceeds 4.6%, respectively, of the sum of the number of outstanding shares of common stock plus the number of shares of common stock into which or for which all outstanding securities convertible into or exercisable or exchangeable for common stock may be converted, exercised or exchanged, without including for purposes of the foregoing calculation up to 10 million shares of common stock that may be issued pursuant to, or upon the conversion or exercise of any convertible securities issued pursuant to, the prospectus included in our Registration Statement on Form S-3, originally filed with the SEC on November 3, 2003. In the Mafco Letter Agreement, Mafco consented to the issuance of up to 10 million shares of common stock pursuant to, or upon the conversion or exercise of any convertible securities issued pursuant to, such prospectus. In the Mafco Waiver, Mafco has agreed, subject to certain conditions, to waive its right to elect one director under circumstances where the aggregate ownership percentage of the holders would otherwise entitle it to elect four directors. We have agreed, during the period in which such waiver is in effect, to recommend to the nominating committee of our Board of Directors, and to use our best efforts to have elected as a director, in addition to Mafco's three remaining designees, Mafco's fourth designee. The Mafco Waiver will be effective through and including our 2004 annual meeting.

        In addition, if we fail to comply with certain of our obligations, then, as long as such failure continues, the Board of Directors shall be increased to 13 members, and the holders of Series A Convertible Preferred Stock shall have a right to designate and have appointed immediately by the Board of Directors by resolution, or elect, voting as a class, the three new directors.

        The Series B Certificate of Designations also provides that:

  Dividends.    The holders are not entitled to receive dividends on their shares of Series B Preferred Stock.

  Distributions.    In the event of a liquidation, dissolution or winding up, after required payments and distributions are made to the holders of Series A Convertible Preferred Stock and before any payment or distribution shall be made to the holders of common stock, the holders of Series B Preferred Stock shall be entitled to be paid out of our assets in cash or property at its fair market value as determined by the Board of Directors one dollar ($1.00) per share.

  Redemption.    Upon any redemption or conversion of Series A Convertible Preferred Stock, the Series B Preferred Stock shall be redeemed at a purchase price of $1.00 per share.

  Conversion.    The shares of Series B Preferred Stock are not convertible into shares of common stock or any other series or class of our capital stock.

  Transferability.    The Series B Preferred Stock may only be transferred upon a holder's concurrent transfer, to the same transferee, of shares of Series A Convertible Preferred Stock. If a holder transfers shares of Series A Convertible Preferred Stock, such holder must concurrently transfer, to the same transferee, a proportionate number of shares of such holder's Series B Preferred Stock.

        The 2000 Stockholders' Agreement, as supplemented by the supplemental stockholders' agreement and the Mafco Letter Agreement, provides that:

  Preemptive Rights.    The holders of Series A Convertible Preferred Stock, and, following conversion, the holders of the Class A common stock issued upon conversion of the Series A Convertible Preferred Stock, are entitled to pro rata rights of first refusal in connection with new equity issuances.

  Standstill.    The holders of Series A Convertible Preferred Stock, and, following conversion, the holders of the Class A common stock issued upon conversion of the Series A Convertible

  Preferred Stock, are subject for a period of time to maximum limitations on their purchase of additional stock.

  Composition of the Board.    The holders of Series A Convertible Preferred Stock and, following conversion, the holders of the Class A common stock issued upon conversion of the Series A Convertible Preferred Stock, have the right to designate and have appointed up to four (4) directors to our Board of Directors, which consists of ten (10) members (with nine (9) currently in office).

  Registration Rights.    The holders of Series A Convertible Preferred Stock, and, following conversion, the holders of the Class A common stock issued upon conversion of the Series A Convertible Preferred Stock, have certain rights to request that shares of Class A common stock issuable or issued upon conversion of the Series A Convertible Preferred Stock be registered under the Securities Act of 1933, as amended.

        In addition, in the 2000 Stockholders' Agreement it is stated that, if the holders of the Series A Convertible Preferred Stock, and, following conversion, the holders of the Class A common stock issued upon conversion of the Series A Convertible Preferred Stock, and their affiliates own at least 10% of the outstanding Class A common stock (based on the sum of their Class A common stock and Series A Convertible Preferred Stock on an as-converted basis), the affirmative consent of the holders of more than 50% of such stock is necessary for authorizing, effecting or validating:

  •
  any amendment, alteration or repeal of any of the provisions of the Series A Certificate of Designations;

  •
  any amendment, alteration or repeal of any of the provisions of our Certificate of Incorporation that would adversely affect the preferences, rights or powers of the Series A Convertible Preferred Stock;

  •
  any authorization, issuance or creation of (by reclassification or otherwise) any class or series (or any security of any class or series) of capital stock;

  •
  any increase in the size of the Board of Directors (except as required pursuant to the terms of the 2000 Stockholders' Agreement);

  •
  any change in the Company's state of incorporation;

  •
  any listing of the Class A common stock on a different exchange or national quotation system; and

  •
  any decision, or the entering into of any agreement, commitment or arrangement, to effect any of the foregoing.

LEGAL MATTERS

        The legality of the securities subject to sale pursuant to this prospectus has been passed upon for us by Martin E. Schloss, our Vice President and General Counsel.

EXPERTS

        The consolidated financial statements and financial statement schedule of Scientific Games Corporation and subsidiaries as of December 31, 2001 and 2002, and for the year ended October 31, 2000, the two months ended December 31, 2000 and the years ended December 31, 2001 and 2002, have been incorporated by reference herein and in the prospectus in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The audit report covering the December 31, 2002 consolidated financial statements refers to the Company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Also, the audit report refers to the Company's restatement of the consolidated financial statements as of and for the year ended October 31, 2000, the two months ended December 31, 2000, and the years ended December 31, 2001 and 2002.

        The combined balance sheet of IGT OnLine Entertainment Systems, Inc. and the systems business of VLC, Inc. as of September 28, 2002 and the related combined statements of income, equity and cash flows for the period from December 30, 2001 to September 28, 2002 incorporated in this prospectus by reference from the Company's Current Report on Form 8-K dated November 3, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

        The balance sheet of IGT OnLine Entertainment Systems, Inc. as of September 27, 2003 and the related statements of income, equity and cash flows for the year ended September 27, 2003 incorporated in this prospectus by reference from the Company's Current Report on Form 8-K dated February 2, 2004 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the acquisition of IGT OnLine Entertainment Systems, Inc. by Scientific Games Corporation), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

RECENT DEVELOPMENTS

        On December 3, 2003, we announced that we were the apparent winner of the bid to provide on-line systems and services to the North Dakota Lottery. The contract is valued at approximately $12.8 million over the initial seven-year term and is subject to the execution of a final contract. The contract will also include options to renew for up to three additional years.

        On November 21, 2003, we announced that our lottery subsidiary, Scientific Games International, Inc., had received approval from the Board of Directors of the Tennessee Education Lottery Corp. for a seven-year contract to provide instant tickets and a range of associated services, including ticket warehousing and distribution, for the new Tennessee Lottery. The contract is valued at approximately $80 million for the seven-year term.

        On November 19, 2003, SGMS Acquisition Corporation, the designee of its parent Mafco Holdings Inc., a subsidiary of MacAndrews & Forbes Holdings Inc., a privately held diversified holding company with interests in consumer products, entertainment, financial services and other industries and chaired by Ronald O. Perelman, acquired Cirmatica Gaming, S.A.'s entire equity interest in the Company, consisting of Series A convertible preferred stock and Series B preferred stock and representing approximately 24% of the equity and voting power of the Company on an as-converted basis. The aggregate purchase price was $199 million.

        On November 11, 2003, we announced that a consortium consisting of the Company, Lottomatica S.p.A, and Arianna 2001, a company owned by the Federation of Italian Tobacconists, had signed a contract with the Italian Monopoli di Stato to be the exclusive operator of the Italian Gratta e Vinci instant lottery. The contract has an initial term of six years with a six-year extension option. Under the contract, we will provide and support the central system and associated hardware and software, will be the exclusive supplier of instant tickets, will participate in the profits of the lottery operation as an equity partner, and will partner with Lottomatica in the overall management of the lottery. The contract was initially awarded in 2001, but the ratification of the award was delayed by a series of protests by competing bidders. We expect to sell at least $100 million of instant tickets to the consortium over the initial six-year term of the contract, and expect to receive additional revenues from the sale and maintenance of the central system and the related software and hardware, and from our share of the consortium's profits.

        On November 6, 2003, we acquired IGT OnLine Entertainment Systems, Inc., or OES, from International Game Technology. The purchase price was $143 million in cash, subject to closing adjustments. OES operates on-line lottery systems in seven states and the Caribbean, and supports systems sold to customers in Korea, Norway, Switzerland and Shanghai. The acquisition also included OES's Advanced Gaming System (AGS) video system contracts in six jurisdictions throughout the world, certain intellectual property and an exclusive license to specific IGT slot brands for both instant and on-line games. In connection with the acquisition of OES, we amended and restated the credit agreement governing our senior credit facility to, among other things increase the revolving credit facility by $25.0 million to $75.0 million and provide for a $462.8 million Term C Loan, of which $287.8 million was used to repay in full the existing Term B Loan, $143.0 million was used to pay the purchase price for OES, and the balance is available for general corporate purposes. Upon consummation of the acquisition, we changed the name of OES to Scientific Games Online Entertainment Systems, Inc.

        In October 2003, we completed the relocation of our Autotote Systems pari-mutuel operations from Newark, Delaware to the Alpharetta, Georgia headquarters of our Scientific Games International lottery subsidiary.

        No dealer, salesman or other person has been authorized to give any information or to make representations other than those contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. Neither the delivery of this prospectus nor any sale hereunder will, under any circumstances, create an implication that the information herein is correct as of any time subsequent to its date. This prospectus does not constitute an offer to or solicitation of offers by anyone in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer is not qualified to do so or to anyone to whom it is unlawful to make such an offer or solicitation.

SCIENTIFIC GAMES CORPORATION

26,348,291 SHARES OF CLASS A COMMON STOCK

PROSPECTUS

February 3, 2004

PART II.    INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated expenses of the offering. With the exception of the Securities Act registration fee and the NASD filing fee, all amounts shown are estimates.

Securities Act registration fee	$50,241.85
Nasdaq National Market listing fee	$45,000.00
Legal fees	$20,000.00
Accounting fees	$15,000.00
Printing expenses	$7,000.00
Transfer agent and registrar fees	$3,500.00
Miscellaneous	$258.15

Total	$141,000.00

Indemnification of Directors and Officers.

        The General Corporation Law of the State of Delaware (the "DGCL") at Section 102(b)(7) enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit.

        The DGCL, at Section 145, provides, in pertinent part, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving another corporation, partnership, joint venture, trust or other enterprise, at the request of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Lack of good faith, or lack of a reasonable belief that one's actions are in or not opposed to the best interest of the corporation, or with respect to any criminal action or proceeding, lack of reasonable cause to believe one's conduct was unlawful is not presumed from the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or nolo contendere plea or its equivalent. In addition, the indemnification of expenses (including attorneys' fees) is allowed in derivative actions, except no indemnification is allowed in respect of any claim, issue or matter as to which any such person has been adjudged to be liable to the corporation, unless and only to the extent the Court of Chancery or the court in which such action or suit was brought decides that indemnification is proper. To the extent that any such person succeeds on the merits or otherwise in defense of any of the above described actions or proceedings, he shall be indemnified against expenses (including attorneys' fees). The determination that the person to be indemnified met the applicable standard of conduct, if not made by a court, is made by the Board of Directors of the corporation by a majority vote of a quorum consisting of directors not party to such an action, suit or proceeding or, if a quorum is not obtainable or a disinterested quorum so directs, by independent legal counsel in a written opinion or by the stockholders. Expenses may be paid in advance upon the receipt of undertakings to repay. A corporation may purchase indemnity insurance.

        Article NINTH of our Certificate of Incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty to the fullest extent allowed by Delaware law. Article VII of our Bylaws provides that we shall indemnify all allowed persons for liabilities and expenses to the fullest extent allowed by Delaware law.

        We maintain officers' and directors' liability insurance, as permitted by Article VII of our Bylaws, which insures against liabilities that our officers and directors, and the officers and directors of our subsidiaries, may incur in such capacities.

        The foregoing discussion is qualified in its entirety by reference to the DGCL and to our Certificate of Incorporation and Bylaws.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of May 18, 2000, among the Company, ATX Enterprises, Inc. and Scientific Games Holdings Corp. (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K filed on May 26, 2000).
2.2
Stock Purchase Agreement, dated as of September 11, 2003, among Powerhouse Technologies, Inc., IGT OnLine Entertainment Systems, Inc. and the Company (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on November 13, 2003) (the "Stock Purchase Agreement").
2.3	List of Omitted Schedules to the Stock Purchase Agreement (incorporated by reference to Exhibit 2.2 to the Company's Form 8-K filed on November 13, 2003).
3.1
Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on March 20, 2003 (incorporated by reference to Exhibit 3.(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2000).
4.1
Indenture, dated as of August 14, 2000, among the Company, the Subsidiary Guarantors and The Bank of New York, as trustee, relating to the 12 1/2% senior subordinated notes due 2010 (the "12 1/2% Senior Notes") (incorporated by reference to Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2000 (the "July 2000 10-Q")).
4.2	Form of 12 1/2% Senior Note (incorporated by reference to Exhibit A to Exhibit 4.6 to the July 2000 10-Q).
4.3
First Supplemental Indenture, dated as of September 6, 2000, among the Company, the Guarantors, the Additional Guarantors and The Bank of New York, as trustee, supplementing the Indenture, dated as of August 14, 2000, among the Company, the Guarantors and the Trustee, relating to the 12 1/2% Senior Notes (incorporated by reference to Exhibit 4.8 to the July 2000 10-Q).
5.1	Opinion of Martin E. Schloss, general counsel to the Company.*
23.1	Consent of KPMG LLP.*
23.2	Consent of Deloitte & Touche LLP.*
23.3	Consent of Deloitte & Touche LLP.*
23.4	Consent of counsel (Included in Exhibit 5.1 above).*
24.1	Power of Attorney (contained in Signature Page hereto).*
99.1
Letter Agreement, dated as of October 10, 2003, by and between the Company and Mafco Holdings Inc. ("Mafco") (incorporated by reference to Exhibit 3 to the Company's Statement on Schedule 13D filed by Mafco and SGMS Acquisition Corporation, a wholly owned subsidiary of Mafco, on November 26, 2003 (the "Mafco 13D")).
99.2	Waiver letter, dated as of October 30, 2003, by and between the Company and Mafco (incorporated by reference to Exhibit 4 to the Mafco 13D).

*
Filed herewith.

Undertakings

        The undersigned registrant hereby undertakes:

        (1)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and an deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that clauses (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on February 3, 2004.

Scientific Games Corporation
By:	/s/ A. LORNE WEIL A. Lorne Weil Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

        We, the undersigned officers and directors of Scientific Games Corporation, hereby severally constitute and appoint A. Lorne Weil, Martin E. Schloss and DeWayne E. Laird, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement and any other registration statement (and any amendment thereto) filed with the Securities and Exchange Commission with respect to the plan listed on the face of this registration statement and generally do all things in our names and on our behalf in such capacities to enable Scientific Games Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on February 3, 2004 in the capacities indicated.

Signature	Title(s)

/s/ A. LORNE WEIL A. Lorne Weil	Chairman of the Board, Chief Executive Officer, President and Director
/s/ DEWAYNE E. LAIRD DeWayne E. Laird	Vice President, Chief Financial Officer and Principal Accounting Officer
/s/ PETER A. COHEN Peter A. Cohen	Vice Chairman of the Board
/s/ COLIN J. O'BRIEN Colin J. O'Brien	Director
/s/ ERIC M. TURNER Eric M. Turner	Director
/s/ BRIAN G. WOLFSON Sir Brian G. Wolfson	Director
Alan J. Zakon	Director
/s/ HOWARD GITTIS Howard Gittis	Director

/s/ RONALD O. PERELMAN Ronald O. Perelman	Director
/s/ BARRY F. SCHWARTZ Barry F. Schwartz	Director

EXHIBIT INDEX

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of May 18, 2000, among the Company, ATX Enterprises, Inc. and Scientific Games Holdings Corp. (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K filed on May 26, 2000).
2.2
Stock Purchase Agreement, dated as of September 11, 2003, among Powerhouse Technologies, Inc., IGT OnLine Entertainment Systems, Inc. and the Company (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on November 13, 2003) (the "Stock Purchase Agreement").
2.3	List of Omitted Schedules to the Stock Purchase Agreement (incorporated by reference to Exhibit 2.2 to the Company's Form 8-K filed on November 13, 2003).
3.1
Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on March 20, 2003 (incorporated by reference to Exhibit 3.(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2000).
4.1
Indenture, dated as of August 14, 2000, among the Company, the Subsidiary Guarantors and The Bank of New York, as trustee, relating to the 12 1/2% senior subordinated notes due 2010 (the "12 1/2% Senior Notes") (incorporated by reference to Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2000 (the "July 2000 10-Q")).
4.2	Form of 12 1/2% Senior Note (incorporated by reference to Exhibit A to Exhibit 4.6 to the July 2000 10-Q).
4.3
First Supplemental Indenture, dated as of September 6, 2000, among the Company, the Guarantors, the Additional Guarantors and The Bank of New York, as trustee, supplementing the Indenture, dated as of August 14, 2000, among the Company, the Guarantors and the Trustee, relating to the 12 1/2% Senior Notes (incorporated by reference to Exhibit 4.8 to the July 2000 10-Q).
5.1	Opinion of Martin E. Schloss, general counsel to the Company.*
23.1	Consent of KPMG LLP.*
23.2	Consent of Deloitte & Touche LLP.*
23.3	Consent of Deloitte & Touche LLP.*
23.4	Consent of counsel (Included in Exhibit 5.1 above).*
24.1	Power of Attorney (contained in Signature Page hereto).*
99.1
Letter Agreement, dated as of October 10, 2003, by and between the Company and Mafco Holdings Inc. ("Mafco") (incorporated by reference to Exhibit 3 to the Company's Statement on Schedule 13D filed by Mafco and SGMS Acquisition Corporation, a wholly owned subsidiary of Mafco, on November 26, 2003 (the "Mafco 13D")).
99.2	Waiver letter, dated as of October 30, 2003, by and between the Company and Mafco (incorporated by reference to Exhibit 4 to the Mafco 13D).

*
Filed herewith.

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TABLE OF CONTENTS
AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
About the Company
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
RECENT DEVELOPMENTS
SCIENTIFIC GAMES CORPORATION 26,348,291 SHARES OF CLASS A COMMON STOCK PROSPECTUS February 3, 2004
PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY AND SIGNATURES
EXHIBIT INDEX